February 5, 2019

Guilherme Rajime Takahashi Saraiva
Managing Director A
Petrobras Global Finance B.V.
Weena 762
3014 DA Rotterdam
The Netherlands

Rafael Salvador Grisolia
Chief Financial Officer and Chief Investor Relations Officer
Petr leo Brasileiro S.A.--Petrobras
Avenida Rep blica do Chile, 65
20031-912   Rio de Janeiro   RJ, Brazil

       Re: Petrobras Global Finance B.V.
           Petr leo Brasileiro S.A.--Petrobras
           Registration Statement on Form F-3
           Filed December 28, 2018
           File No. 333-229096

Dear Mr. Saraiva:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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